UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

AMERICAN HOMEPATIENT, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

026649103

(CUSIP Number)

Michael S. Minces

Highland Capital Management, L.P.

Two Galleria Tower

13455 Noel Road, Suite 800

Dallas, Texas 75240

(972) 628-4100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPY TO:

Stephen Fraidin

Kirkland & Ellis LLP

153 East 53rd Street

New York, New York 10022

(212) 446-4800

March 15, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 026649103		13D	Page 2 of 8 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Highland Crusader Offshore Partners, L.P., a Bermuda partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,719,994

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,719,994

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,719,994

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 026649103		13D	Page 3 of 8 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Highland Capital Management, L.P., a Delaware limited partnership 75-2716725

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF/WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,719,994

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,719,994

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,719,994

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) IA/PN

CUSIP No. 026649103		13D	Page 4 of 8 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Strand Advisors, Inc., a Delaware corporation 95-4440863

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,719,994

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,719,994

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,719,994

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 026649103		13D	Page 5 of 8 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James Dondero

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF/PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,719,994

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,719,994

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,719,994

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 026649103	13D	Page 6 of 8 Pages

The Schedule 13D, filed on February 27, 2006 by Highland Crusader Offshore Partners, L.P., a Bermuda partnership, Highland Capital Management, L.P., a Delaware limited partnership, Strand Advisors, Inc., a Delaware corporation and James Dondero (together, the “Reporting Persons”), relating to the shares of common stock, par value $0.01 per share (the “Common Stock”), of American HomePatient, Inc. (the “Issuer”), is hereby amended as set forth below by this Amendment No. 1.

The principal executive office of the Issuer is located at 5200 Maryland Way, Suite 400, Brentwood, Tennessee 37027.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

On March 15, 2006, Highland Capital Management, L.P. sent a formal notice to the Issuer (the “Notice”) of the nomination of Patrick H. Daugherty for election to the board of directors of the Issuer and its intention to seek shareholders’ vote at the 2006 annual meeting of shareholders of the Issuer to amend certain provisions of the Issuer’s bylaws. A copy of the Notice is attached hereto as Exhibit 99.3 and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Paragraph (c) of Item 5 of the Schedule 13D is hereby amended and restated as follows:

(c) The Reporting Persons have effected no transactions in the Common Stock since their most recent filing on Schedule 13D.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit 99.1 - Schedule 13D Joint Filing Agreement, dated February 27, 2006 by and among Crusader Offshore, Highland Capital, Strand and James Dondero (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons on February 27, 2006).

Exhibit 99.2 - Letter to the Board of Directors of the Issuer, dated February 27, 2006 from Highland Capital (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons on February 27, 2006).

Exhibit 99.3 - Letter to the Issuer, dated March 15, 2006, from Highland Capital.

CUSIP No. 026649103	13D	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 15, 2006

JAMES DONDERO

/s/ James Dondero
Name: James Dondero

STRAND ADVISORS, INC.

By:	/s/ James Dondero
Name: James Dondero
Its: President

HIGHLAND CAPITAL MANAGEMENT, L.P.

By: Strand Advisors, Inc.
Its: General Partner

By:	/s/ James Dondero
Name: James Dondero
Its: President

HIGHLAND CRUSADER OFFSHORE PARTNERS, L.P.

By: Highland Crusader Fund GP, L.P.
Its: General Partner

By: Highland Crusader Fund GP, LLC
Its: General Partner

By: Highland Capital Management, L.P.
Its: Sole Member

By: Strand Advisors, Inc.
Its: General Partner

CUSIP No. 026649103	13D	Page 8 of 8 Pages

By:	/s/ James Dondero
Name: James Dondero
Its: President